ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

11 July 2005

Reed Elsevier PLC received today a notification dated 8 July 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc. and certain of its affiliates in the ordinary shares of Reed Elsevier PLC is 128,592,375 shares, representing 10.08% of the Company’s current issued share capital of which holding 63,617,497 shares, representing 4.99% of the Company’s share capital are held by its affiliate, Capital Guardian Trust Company.